EXHIBIT 11

DUPONT PHOTOMASKS, INC.

EARNINGS (LOSS) PER SHARE COMPUTATION

(Dollars in thousands, except share data)

(unaudited)

	Basic	Diluted
	Quarter Ended December 31, 2000
Weighted average shares outstanding	17,271,186	17,271,186
Dilutive effect of stock performance plans	—	500,551
Dilutive effect of convertible notes	—	941,088

Shares for EPS	17,271,186	18,712,825

Net income	$11,764	$11,764
Dilutive effect of convertible notes	—	91
Net income for EPS	$11,764	$11,855
Earnings per share	$0.68	$0.63

	Basic	Diluted
	Quarter Ended December 31, 2001
Weighted average shares outstanding	17,854,578	17,854,578
Dilutive effect of stock performance plans	—	200,760
Shares for EPS	17,854,578	18,055,338

Net income	$367	$367
Earnings per share	$0.02	$0.02

	Basic	Diluted
	Six Months Ended December 31, 2000
Weighted average shares outstanding	17,085,303	17,085,303
Dilutive effect of stock performance plans	—	623,207
Dilutive effect of convertible notes	—	941,088

Shares for EPS	17,085,303	18,649,598

Net income before cumulative effect of change in accounting principle	$22,408	$22,408
Cumulative effect of change in accounting principle	(481)	(481)
Net income	21,927	21,927
Dilutive effect of convertible notes	—	183
Net Income for EPS	$21,927	$22,110
Earnings per share before cumulative effect of change in accounting principle	$1.31	$1.21
Earnings per share	$1.28	$1.19

	Basic	Diluted
	Six Months Ended December 31, 2001
Weighted average shares outstanding	17,844,930	17,844,930

Net loss	$(2,616)	$(2,616)
Loss per share	$(0.15)	$(0.15)

We had outstanding anti-dilutive commitments under our stock performance plans covering 1,118,380 and 2,828,444 shares for the quarters ended December 31, 2000 and 2001, respectively.  We had outstanding anti-dilutive commitments under our stock performance plans covering 733,053 and 3,710,633 shares for the six months ended December 31, 2000 and 2001, respectively.